[redacted]

08026612

BB 3/4

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 53112 |

# ANNUAL AUDITED REPORT
# FORM X17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RMJB, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Normandale Lake Boulevard, Suite 1950
(No. and Street)

Bloomington, (city) Minnesota (State) 55437 (Zip Code)

PROCESSED
MAR 0 6 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy Mertens 952-844-0995
(Area Code—Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus and Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard (Address) Minneapolis (City) Minnesota (State) 55405 (Zip Code)

SEC
Mail Processing
Section
FEB 2 8 2008
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DP 3/11/08

# OATH OR AFFIRMATION

I, Troy Mertens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMJB, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

RINOP
Title

RICHARD S BROWN
Notary Public
Minnesota
My Comm Expires Jan 31, 2010

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RMJB, Inc.

## Financial Statements and Supplementary Information

**December 31, 2007**

# RMJB, Inc.

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

## Independent Auditor's Report

Board of Directors and Stockholders
RMJB, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of RMJB, Inc. as of December 31, 2007, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMJB, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

**Lurie Besikof Lapidus & Company, LLP**

February 19, 2008

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

# RMJB, Inc.

**Statement of Financial Condition**

| December 31 | 2007 |
|---|---|
| **ASSETS** | |
| Cash | $ 27,076 |
| Commissions receivable | 3,960 |
| **Total Assets** | **$ 31,036** |
| **LIABILITY AND STOCKHOLDERS' EQUITY** | |
| **Liability - Due to Related Parties** | $ 3,428 |
| **Stockholders' Equity** | 27,608 |
| **Total Liabilities and Stockholders' Equity** | **$ 31,036** |

See notes to financial statements.

# RMJB, Inc.

**Statement of Income**

| Year Ended December 31 | 2007 |
|---|---|
| **Revenue** | |
| Commissions | $ 38,385 |
| NASD/NYSE consolidation refund | 35,000 |
| **Total Revenue** | 73,385 |
| **Operating Expenses** | |
| Commissions | 9,467 |
| General and administrative | 6,000 |
| Licenses | 2,595 |
| Miscellaneous | 930 |
| Office expenses | 3,000 |
| Professional fees | 2,500 |
| Donations | 20,000 |
| **Total Operating Expenses** | 44,492 |
| **Net Income** | $ 28,893 |

See notes to financial statements.

# RMJB, Inc.

**Statement of Changes in Stockholders' Equity**

| Description | Common Stock * Shares | Common Stock * Amount | Additional Paid-In Capital | Accumulated Deficit | Stockholders' Equity |
|---|---|---|---|---|---|
| Balance, December 31, 2006 | 200 | $ 2 | $ 54,998 | $(41,285) | $ 13,715 |
| Distributions to stockholders | - | - | - | (15,000) | (15,000) |
| Net income | - | - | - | 28,893 | 28,893 |
| Balance, December 31, 2007 | 200 | $ 2 | $ 54,998 | $(27,392) | $ 27,608 |

* $0.01 par value, authorized 1,000,000 shares

See notes to financial statements.

# RMJB, Inc.

**Statement of Cash Flows**

| Year Ended December 31 | 2007 |
|---|---|
| **Operating Activities** | |
| Net income | $ 28,893 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Commissions receivable | (133) |
| Due to related parties | 26 |
| **Net Cash Provided by Operating Activities** | 28,786 |
| **Financing Activity - distributions to stockholders** | (15,000) |
| **Net Increase in Cash** | 13,786 |
| **Cash** | |
| Beginning of year | 13,290 |
| End of year | $ 27,076 |

See notes to financial statements.

# RMJB, Inc.

**Notes to Financial Statements**

## 1. Description of Business and Summary of Significant Accounting Policies

### Description of Business

RMJB, Inc. (Company) is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and is regulated by the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The Company services the advisory practice of its affiliated State Registered Investment Advisor, JNBA Financial Advisors, Inc. (JNBA). The Company's major source of income is trail commissions earned from the sale of annuity contracts. Revenue is initially recognized when the respective annuity companies approve the submitted contract and on a monthly basis thereafter.

### Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

### Commissions Receivable

Commissions receivable represents amounts due from clearing brokers related to customer transactions. Management anticipates the receivable balance is fully collectible and, therefore, no reserve for doubtful accounts was established at December 31, 2007.

### Income Taxes

The stockholders of the Company elected to be taxed as an S Corporation under the Internal Revenue Code and applicable state regulations. Therefore, no provision for income taxes is included in these financial statements.

## 2. Related Party Transactions

The Company has an expense and facilities sharing agreement with JNBA. The agreement provides office space, equipment and administrative support to the Company and automatically renews annually. The Company expensed $9,750 in 2007 related to this agreement. The Company owed JNBA $2,438 at December 31, 2007.

All of the Company's 2007 commissions expense was to a stockholder. At December 31, 2007, the Company owed the stockholder $990 for commissions on sales of annuity contracts.

The Company made a $20,000 charitable contribution in 2007 to a private foundation organized by the Company's stockholders.

## 3. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2007, the net capital ratio was .12 to 1 and net capital was $27,608, which exceeded the minimum net capital requirement by $22,608.

The Company operates under the provisions of paragraphs (k)(1)(i) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of the Rule.

## 4. Concentrations

The following summarizes insurance companies representing more than 10% of either commission revenue or commissions receivable as of and for the year ended December 31, 2007:

| | Percent of | |
|---|---|---|
| Insurance Company | Commission Revenue | Commissions Receivable |
| 1 | 19% | 61% |
| 2 | 21% | * |
| 3 | 12% | * |
| 4 | * | 12% |
| 5 | * | 12% |

* did not equal at least 10% of total commissions receivable or total commissions revenue

Lurie Besikof Lapidus
& Company, LLP

## Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholders
RMJB, Inc.
Minneapolis, Minnesota

We have audited the accompanying financial statements of RMJB, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 19, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Lurie Besikof Lapidus & Company, LLP*

**Lurie Besikof Lapidus & Company, LLP**

February 19, 2008

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

# RMJB, Inc.

**Computation of Net Capital**

| December 31 | 2007 |
|---|---|
| **Net Capital - Stockholders' Equity** | $ 27,608 |
| | |
| **Basic Net Capital Requirements** | |
| Net capital | $ 27,608 |
| Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater) | 5,000 |
| **Excess Net Capital** | $ 22,608 |
| | |
| **Aggregate Indebtedness** | $ 3,428 |
| | |
| **Ratio of Aggregate Indebtedness to Net Capital** | 0.12 |
| | |
| **Reconciling Items to the Company's Computation Included in Part II of Form X-17a-5 as of December 31, 2007** | |
| Net capital as reported by the Company | $ 27,609 |
| Rounding | (1) |
| **Net Capital** | $ 27,608 |

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus
& Company, LLP

**Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

Board of Directors and Stockholders
RMJB, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of RMJB, Inc. (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness and a deficiency in internal control that we consider to be a significant deficiency, as defined above, and communicated them in writing to management and those charged with governance on February 19, 2008.

Material Weakness
The Company is expected to establish internal controls over financial statement reporting that provide reasonable assurance that its financial statements are fairly presented in conformity with generally accepted accounting principles. The Company has not established such control procedures over financial statement reporting.

Significant Deficiency
There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of RMJB, Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 19, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

Lurie Besikof Lapidus
& Company, LLP

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

**Lurie Besikof Lapidus & Company, LLP**

February 19, 2008

END